Management presentation December 2, 2019 Envista Filed by Envista Holdings Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Danaher Corporation Commission File No.: 001-08089

Disclaimer This presentation is intended solely for investors that are qualified institutional buyers solely for the purposes of familiarizing such investors with Envista Holdings Corporation (the “Company” or “Envista”) and determining whether such investors might have an interest in the Company. Any offering of the Company’s securities will only be made by means of a registration statement (including a prospectus) filed with the SEC, after such registration statement becomes effective. No such registration statement has become effective, as of the date of this presentation. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This presentation may contain forward-looking statements and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond management’s control. These forward-looking statements may include information about possible or assumed future results of the Company, or its business, financial condition, liquidity, results of operations, plans and objectives. When used in this presentation, the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions, are intended to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: the Company's expectations regarding the completion, timing and sizing of its proposed offerings; the Company’s business and investment strategy; the Company’s operating results; the Company’s ability to obtain and maintain financing arrangements; the return on equity, the yield on investments; and changes in business conditions and the general economy. The forward-looking statements are based on management’s beliefs, assumptions and expectations of future performance, taking into account all information currently available to the Company. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to the Company. This presentation may contain statistics and other data that in some cases has been obtained from or compiled from information made available by third-party service providers. The Company makes no representation or warranty, expressed or implied, with respect to the accuracy, reasonableness or completeness of such information. The information contained herein does not constitute investment, legal, accounting, regulatory, taxation or other advice and the information does not take into account your investment objectives or legal, accounting, regulatory, taxation or financial situation or particular needs. You are solely responsible for forming your own opinions and conclusions on such matters and the market and for making your own independent assessment of the information. With respect to the non-GAAP financial measures of adjusted EBITDA, adjusted EBITDA margin, core sales, and free cash flow referenced in the following presentation, definitions and the accompanying information required by SEC Regulation G can be found in the “Investors” section of Envista's website and can also be found at the end of this presentation. In this presentation, all figures relate to Envista’s continuing operations and sales amounts are in millions. Additional Information: Danaher Corporation (“Danaher”) commenced an offer to its stockholders to exchange their shares of Danaher common stock for shares of Envista common stock owned by Danaher on November 15, 2019. The terms and conditions of the exchange offer are more fully described in the registration statement filed by Envista with the SEC and the Schedule TO filed by Danaher with the SEC. The prospectus, which is included in the registration statement, and other filed documents contain important information about Envista, Danaher, the exchange offer and related matters. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by Danaher and Envista, if and when they become available and before making any investment decision. None of Danaher, Envista, or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. Investors will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by Danaher and Envista at the SEC's website at www.sec.gov.

Exchange offering summary Issuer: Envista Holdings Corporation (“NVST” or “Envista”) Offer to Exchange: Up to an aggregate of 127,868,000 shares* of NVST common stock for outstanding shares of Danaher Corporation (“DHR” or “Danaher”) common stock Target Discount on NVST: 7% based on average VWAPs of DHR and NVST during the Averaging Period (subject to the Upper Limit) Upper Limit: 5.5784 shares of NVST per share of DHR validly tendered Averaging Period: Expected to be December 9, 10 and 11, 2019 Expiration: Expected to be 12:00 midnight, New York City time, at the end of the day on December 13, 2019 Exchange / Ticker: NYSE / NVST Dealer Managers: Goldman Sachs & Co. LLC; J.P. Morgan Securities LLC Minimum Condition: 30% shares of NVST distributed (38,360,400 of NVST distributed) * representing Danaher’s entire remaining interest in Envista

Recent updates +12% +MSD +DD Making progress towards enhanced business performance Ormco Core Growth through 3rd Quarter China Core Growth through 3rd Quarter Investments beginning to enhance growth Significant new products in development for 2020+ +100 BPS Traction on cost initiatives improving margin and cash flow Specialty Q3 OMX Q3 free cash flow1 Clear aligners Digital / IOS Implants 1: Free cash flow is a non-GAAP financial measure. For a reconciliation to the most directly comparable GAAP measure, please see Appendix.

Investment highlights Positioned to accelerate growth with a leading position in some of the most attractive segments of Dental Significant opportunity to expand margins through operating leverage, productivity initiatives and improving portfolio mix Flexible capital structure and strong cash flow profile for M&A to further improve growth profile Leveraging the Envista Business System to create long-term shareholder value

All financial metrics based on 2018 unless otherwise indicated; all pie chart percentages are % of 2018 sales; ODM = Other Developed Markets 1: EBITDA Margin is a non-GAAP financial measure. For a reconciliation to the most directly comparable GAAP measure, please see Appendix. Sales By segment Total Sales EBITDA Margin1 $2.8B Mid-teens By channel Gross Margin ~56% By geography Envista at a glance Outstanding brands with leading positions Dental market has strong secular growth drivers Scale in faster growing areas: Emerging Markets (“EM”), Implants & Orthodontics

Envista senior management team

Amir Aghdaei
President & CEO

Patrik Eriksson *President, KaVo Kerr*	**Hans Geiselhöringer** *President, Nobel Biocare*
Filippo Impieri *Special Markets*	**Jeff Kappler** *President, Ormco*
Howard Yu *CFO*	**Curt Bludworth** *CHRO*
Mischa Reis *Strategy & Corp Dev*	**Mark Nance** *General Counsel*
Claudia Ortiz *RA/QA*	**John Marotta** *Envista Business Systems & Supply Chain*

Julie Xing
President, China

Operating Leaders



Amir Aghdaei
President & CEO

- 11 years with DHR
- Led Dental business since December 2015
- Prior President of DHR Communications Platform



Howard Yu
CFO

- 8 years with DHR, including 3 years with Beckman Coulter
- Prior CFO of Nobel Biocare and Ormco



Patrik Eriksson
President, KaVo Kerr

- 7 years with DHR / Envista
- Prior President of Ormco
- >25 years in dental industry



Hans Geiselhöringer
President, Nobel Biocare

- Joined DHR as part of Nobel Biocare acquisition in 2014
- >30 years in dental industry



Jeff Kappler
President, Ormco

- 12 years with DHR, including 3 years with Fluke and 5 years with Veeder-Root
- Led Latin America and Imaging / Sensor business for Envista



Julie Xing
President, China

- 19 years of experience in pharmaceutical, biotech, diagnosis, and other areas within the healthcare industry

Team responsible for transformation in place since 2016

7 Envista

I Relationships Built on Respect Leadership Better Choices, Better Outcomes Lean and Fundamentals Innovation in Action Growth Continuous Improvement as a Competitive Advantage Envista Business System

EBS drives Envista transformation 3 OpCos >25% reduction >40% reduction Imaging/Treatment Unit brands from 11 to 6 Consolidation of back-office functions Focus on improving core growth and margin expansion >10 OpCos >40 Mfg sites >190 Locations Multiple competing brands/OpCos Limited G&A leverage Further cost reduction Target additional annualized savings Consolidate MFG sites Reduce TU/IMG brands Commercial execution Multi-brand implant EM expansion New product development Spark, Implants, Digital Pre-2016 Today Current / future work Note: Envista Business System (EBS)

Equipment & Consumables Comprehensive portfolio with strong brands Total Sales: ~$1.5B EBITDA Margin: >10% Channel: >90% Distribution Specialty Products & Technologies World-class implant and orthodontic systems Total Sales: ~$1.4B EBITDA Margin: >20% Channel: >90% Direct Business segments Strong position with leading brands in some of the most attractive segments of Dental Note: All financial metrics based on 2018 unless otherwise indicated

Leading player in some of the most attractive segments of dental Envista Category Segment size1 Segment growth2 Key brands Equipment & Consumables Imaging $2B MSD Instruments / Treatment units / Other equipment $4B LSD Consumables $7B LSD Specialty Products & Technologies Implants $5B MSD Orthodontics Wires & brackets $2B LSD Clear aligners $2.5B >10% Envista’s brands have a long track record of success 1 Represents estimated 2018 industry size 2 Represents estimated growth over last three years Source: Management estimates, iData, public reports

Secular trends support long-term market growth



An aging population

+1B people over age 60 by 2050

- **>20%** of 60+ yr lost all teeth
- More complex dental cases



Dental digitization

DD+ growth in digital diagnostics penetration[1]

- Transforming dentist's work
- Drives procedure de-skilling



DSO growth

HSD growth of DSOs[2]

- Increased dental access
- Growing specialties



EM: Middle-class

+1.5B EM middle-class people by 2030

- Increased dental access
- Growing discretionary $ spend

Strong drivers that support improving Specialty penetration

Source: United Nations. Global Economy and Development Working Paper 100 of the Brookings Institution, public reports, management estimates
[1] 3D Imaging and standalone intra-oral scanner penetration in the US growing from <5% (10 years ago) to an estimated 20-30% (2018)
[2] Growth of dental offices affiliated with DSOs

12 Envista

Demonstrated success in China Envista Greater China sales 2011 Today Products Equipment & ortho Complete portfolio Local Presence 2 small rep offices ~40 associates Coastal cities ~10 offices >900 associates All Tier 1 & 2 cities Local R&D None >30 engineers Manufacturing Sites None 2 Market Position Top 10 A leading player Built a leading market position of >$200M in annual sales with DD+ growth DD+CAGR

Investment in SG&A 38% 40% % of sales Significant commercial scale with deep clinical and workflow expertise ($ in millions) +$75M Sales growth acceleration: Commercial investments “Feet on the street” >3,000 employees in our commercial organization, >400 in China 10% growth since 2016 Training & education >100,000 dentists reached each year through >4,000 events Service infrastructure Daily dentist interactions Field & remote service capability in North America

Sales growth acceleration: Innovation investments

Investments

>$475M
Cumulative R&D spend (2016-2018)

+$30M
Annual R&D spend (2018 vs. 2016)

~2X
Software engineer increase (2018 vs. 2015)

Results – investment areas

- Development & introduction of Spark clear aligners
- Developing differentiated N1 implant system
- Strengthening digital capabilities – imaging and workflow software

DTX STUDIO







R&D spend

($ in millions)


~10% CAGR
~$140
~$170
2016
2018

	2016	2018
% of sales	**5%**	**6%**

Innovation to drive sustainable competitive advantage

15 Envista

1 These are not projections and do not constitute guidance; they are growth drivers and are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and its management, and are based upon assumptions with respect to future decisions, which are subject to change. Actual results will vary and those variations may be material. Nothing in this presentation should be regarded as a representation by any person that these drivers will be achieved and the Company undertakes no duty to update this information. Driving sustainable long-term core growth1 Combination of rationalization, EM and new products accelerates growth

Growth drivers by segment EM penetration Brand rationalization Major new products Specialty Products & Technologies Value Implants Equipment & Consumables N1/Surface technology1 X500 X Pro 1 Regulatory approvals not yet received for N1. Not for sale in the U.S.

Advanced clear aligner technology Target Ormco’s core Orthodontist customer base Available in Australia and the US TruGEN™ material is designed to be clearer than the leading competitor Spark’s™ custom trays are designed to enhance patient comfort Spark™ is proven to have minimal aligner stain Broader introduction in 2020 expected to contribute to Specialty growth Spark clear aligner system Highlights Differentiators

N1 Implant System Lowering barriers of adoption for patients and clinicians Reducing Patient fear of surgery Enabling more clinicians to perform surgery Shorter time-to-teeth with higher predictably Minimally invasive, less trauma to bone Less discomfort, noise and vibration Drill speed 50 rpm vs >1,000 rpm1 Shorter learning curve and faster to train More control and guidance, gentle shaping of bone instead of invasive cutting; 2 tools vs 5-6 drills1 Faster integration of implant with bone (reduction of healing time by 2/3)2 Immediate restorations embrace better soft tissue integration, enhances short and long-term performance Note: Regulatory approvals not yet received for N1. Not for sale in the U.S. 1 Conventional 2 Internal pre-clinical data Initial launch in Europe in 2020 and anticipate other geographies to follow

DTX Workflow All clinical patient images / files in one place One system: image acquisition through treatment delivery Easy, efficient collaboration Multi-specialty Open architecture Usage info (e.g. equipment productivity) DTX StudioTM software suite DTX Studio™ ecosystem provides simple workflows designed to enhance user experience

X Pro Seamless workflow integration – designed for DTX Feature set comparable with other leading offerings X500 Strong point solution - bridge to DTX studio OEM partnership X Pro / X 500 Intraoral Scanner (IOS) Opportunity to serve different segments of IOS market X 500 X Pro

Expanding operating margin Operating leverage, portfolio mix and cost reduction drive >200bps of margin expansion Targeting >200bps of margin expansion Margin opportunity Operating leverage Portfolio mix – higher growth Specialty Products and Technologies business Benefits of cost reduction initiatives 1 2 3 1 These are not projections and do not constitute guidance; they are growth drivers and are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and its management, and are based upon assumptions with respect to future decisions, which are subject to change. Actual results will vary and those variations may be material. Nothing in this presentation should be regarded as a representation by any person that these drivers will be achieved and the Company undertakes no duty to update this information. Long-term margin expansion1

Reducing complexity, footprint and cost structure Significant long-term opportunity for cost reduction Imaging / treatment unit brand consolidation Supplier consolidation Site consolidation 2015 2018 >35% >40% 2015 2018 2022 2022 # brands # sites Cost savings target 2018 >20,000 2022 # suppliers

Capital deployment priorities Nimbleness to build a better Envista Envista M&A approach Capacity to execute 2003 - 2015 # M&A deals 2016 - 2018 >25 2 2016 – 2018 FCF1 >$1B 1: Free cash flow is a non-GAAP financial measure. For a reconciliation to the most directly comparable GAAP measure, please see Appendix. Market Company Valuation

Envista M&A priorities Enhancing Envista growth with small / mid-size opportunities Platform bolt-ons Technology acquisitions and investments Adjacencies Focus on most attractive segments / geographies Enter low share / low penetration categories Gain access to new technologies impacting dentistry Leverage strong brand and/or channel of Envista Enter attractive near-in dental adjacencies Focus where we have “right to play”

Envista strategy Strong EPS growth and compounding returns Core sales growth1,2 Flat today to +LSD/MSD long-term Acquisition growth >$1B free cash flow2 over last 3 years Margin expansion1 Mid-teens EBITDA margin2 today with meaningful expansion Continuous improvement EBS at the core of what we do 1 These are not projections and do not constitute guidance; they are growth drivers and are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and its management, and are based upon assumptions with respect to future decisions, which are subject to change. Actual results will vary and those variations may be material. Nothing in this presentation should be regarded as a representation by any person that these drivers will be achieved and the Company undertakes no duty to update this information. 2 : Core sales growth, free cash flow and EBITDA margin are non-GAAP financial measure. For a reconciliation to the most directly comparable GAAP measure, please see Appendix.

Appendix

Historical growth performance Historical core growth Stable growth in Specialty and Emerging Markets Sales growth drivers Equipment and Consumables impacted by: Distributor realignment Distributor de-stocking Emerging markets grew at high-single digit rates Specialty business experienced growth across regions

Historical margin performance Historical Adjusted EBITDA margin1 Continued investment to set business up for success Margin drivers Continued growth investments Research and development Sales and marketing Margin impact from distributor destocking and realignment ($ in millions) 1: Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. For a reconciliation to the most directly comparable GAAP measures, please see Appendix.

2004 2006 2008 2010 2012 2014 2016 2017 2018 Equipment & Imaging Consumables Orthodontics Implants Envista history Built from >25 acquisitions, focused on integration / consolidation of platform since 2016 Dental Complex Sybron Dental Consolidation Consolidation Acquire / Build Transformation

Reconciliation of Adjusted EBITDA

($ in millions)	Nine-Month Period Ended			Year Ended December 31			
	September 27, 2019[1]	September 27, 2019	September 28, 2018	2018[1]	2018	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)			
Reported Net Earnings (GAAP)	**$153.2**	**$161.5**	**$179.5**	**$219.2**	**$230.7**	**$301.1**	**$272.0**
Interest expense, net	11.4	0.2	-	15.2	-	-	-
Income taxes	36.5	39.4	53.2	66.7	70.4	85.6	129.7
Depreciation	29.8	29.8	29.1	39.4	39.4	39.7	43.8
Amortization	67.3	67.3	68.0	90.6	90.6	81.7	83.4
EBITDA (Non-GAAP)	**$298.2**	**$298.2**	**$329.8**	**$431.1**	**$431.1**	**$508.1**	**$528.9**
Accruals for significant legal matters	-	-	-	36.0	36.0	-	-
Restructuring costs and asset impairments	8.7	8.7	17.3	23.7	23.7	35.8	34.4
Settlement of liabilities	-	-	-	-	-	(10.4)	-
Adjusted EBITDA (Non-GAAP)	**$306.9**	**$306.9**	**$347.1**	**$490.8**	**$490.8**	**$533.5**	**$563.3**
Sales	**$2,031.1**	**$2,031.1**	**$2,085.5**	**$2,844.5**	**$2,844.5**	**$2,810.9**	**$2,785.4**
EBITDA Margin (EBITDA/Sales)	**14.7%**	**14.7%**	**15.8%**	**15.2%**	**15.2%**	**18.1%**	**19.0%**
Adjusted EBITDA Margin (Adjusted EBITDA/Sales)	**15.1%**	**15.1%**	**16.6%**	**17.3%**	**17.3%**	**19.0%**	**20.2%**

1: Pro forma - The unaudited pro forma information set forth below reflects Envista's historical audited combined annual and unaudited consolidated and combined interim financial information, as adjusted for interest expense and related tax effect to give effect to the separation from Danaher, initial public offering and related debt transaction, collectively, the "Transaction" as if the Transaction had occurred on January 1, 2018. The unaudited pro forma information is illustrative and not intended to represent what Envista's results of operations or financial position would have been had the separation occurred on the date indicated or to project Envista's results of operations or financial position for any future period.

32 Envista

Reconciliation of Free Cash Flow ($ in millions) Three-Month Period Ended Year Ended December 31 September 27, 2019 September 28, 2018 2018 2017 2016 (unaudited) (unaudited) Net cash used in investing activities (GAAP) ($20.7) ($9.6) ($75.5) ($54.9) ($59.4) Net cash provided by (used in) financing activies (GAAP) 111.2 (70.6) (324.6) (304.2) (357.6) Net cash provided by operating activities (GAAP) $97.8 $80.2 $400.1 $359.1 $417.0 Less: payments for additions to property plant & equipment (capital expenditures) (GAAP) (19.8) (9.6) (72.2) (48.9) (49.1) Plus: proceeds from sales of property, plant & equipment (capital disposals) (GAAP) 1.2 - - 0.1 0.9 Free Cash Flow (Non-GAAP) $79.2 $70.6 $327.9 $310.3 $368.8

Reconciliation of Core Sales Growth Specialty Products & Technologies Core Sales Growth Equipment & Consumables Core Sales Growth Consolidated Core Sales Growth Note: We use the term “core sales” to refer to GAAP sales excluding (1) sales from acquired businesses recorded prior to the first anniversary of the acquisition (“acquisitions”), (2) sales from discontinued products and (3) the impact of currency translation. Effective with the third quarter of 2019, Envista modified the definition of core sales to exclude the impact from sales of discontinued products on a prospective basis. The periods set forth in this presentation include the impact from sales of discontinued products in core growth. Sales from discontinued products includes major brands or major products that the Company has made the decision to discontinue as part of a portfolio restructuring. Discontinued brands or products would include those which the Company is no longer manufacturing, investing research or development and expects to discontinue all significant sales within one year from the decision date to discontinue. The portion of the sales attributable to discontinued products is calculated as the decline in year-over-year sales for those products or brands which were discontinued in the current period. The portion of GAAP sales attributable to currency exchange rates is calculated as the difference between (a) the period-to-period change in sales (excluding acquisition sales) and (b) the period-to-period change in sales (excluding acquisition sales) after applying current period foreign exchange rates to the prior year period. We use the term “core sales growth” to refer to the measure of comparing current period core sales with the corresponding period of the prior year.

Non-GAAP Reconciliation Statement Regarding Non-GAAP Measures Each of the non-GAAP measures set forth above should be considered in addition to, and not as a replacement for or superior to, the comparable GAAP measure, and may not be comparable to similarly titled measures reported by other companies. Management believes that these measures provide useful information to investors by offering additional ways of viewing Envista’s results that, when reconciled to the corresponding GAAP measure, help our investors to: • with respect to Adjusted EBITDA, understand the long-term profitability trends of Envista’s business and compare Envista’s profitability to prior and future periods and to our peers; • with respect to core sales, identify underlying growth trends in Envista’s business and compare Envista’s revenue performance with prior and future periods and to Envista’s peers; and • with respect to free cash flow (the “FCF Measure”), understand Envista ’s ability to generate cash without external financings, strengthen its balance sheet, invest in its business and grow its business through acquisitions and other strategic opportunities (although a limitation of free cash flow is that it does not take into account the Company’s debt service requirements and other non discretionary expenditures, and as a result the entire free cash flow amount is not necessarily available for discretionary expenditures). Management uses these non-GAAP measures to measure the Envista’s operating and financial performance. The items excluded from the non-GAAP measures set forth above have been excluded for the following reasons: • With respect to Adjusted EBITDA: Envista excludes the amortization of acquisition-related intangible assets because the amount and timing of such charges are significantly impacted by the timing, size, number and nature of the acquisitions Envista consummates. While Envista has a history of significant acquisition activity, Envista does not acquire businesses on a predictable cycle, and the amount of an acquisition’s purchase price allocated to intangible assets and related amortization term are unique to each acquisition and can vary significantly from acquisition to acquisition. Exclusion of this amortization expense facilitates more consistent comparisons of operating results over time between Envista’s newly acquired and long-held businesses, and with both acquisitive and non-acquisitive peer companies. Envista believes however that it is important for investors to understand that such intangible assets contribute to revenue generation and that intangible asset amortization related to past acquisitions will recur in future periods until such intangible assets have been fully amortized. Envista excludes costs incurred pursuant to discrete restructuring plans that are fundamentally different (in terms of the size, strategic nature and planning requirements, as well as the inconsistent frequency, of such plans) from the ongoing productivity improvements that result from application of the Envista Business System. Because these restructuring plans are incremental to the core activities that arise in the ordinary course of Envista’s business and Envista believes are not indicative of Envista’s ongoing operating costs in a given period, Envista excludes these costs from the calculation of Adjusted EBITDA to facilitate a more consistent comparison of operating results over time. With respect to the other items excluded from Adjusted EBITDA, Envista excludes these items because they are of a nature and/or size that occur with inconsistent frequency, occur for reasons that may be unrelated to Envista’s commercial performance during the period and/or Envista believes that such items may obscure underlying business trends and make comparisons of long-term performance difficult. With respect to core sales, (1) Envista excludes the impact of currency translation because it is not under management’s control, is subject to volatility and can obscure underlying business trends, (2) Envista excludes sales from discontinued products because discontinued products do not have a continuing contribution to operations and management believes that excluding such items provides investors with a means of evaluating Envista’s on-going operations and facilitates comparisons to its peers, and (3) Envista excludes the effect of acquisitions and divested product lines because the timing, size, number and nature of such transactions can vary significantly from period-to-period and between Envista and Envista’s peers, which Envista believes may obscure underlying business trends and make comparisons of long-term performance difficult. In order to establish period-to-period comparability, beginning with the third quarter of 2019 (the first quarter during which Envista reported its results as a separate, public company), Envista modified the definition of core sales to exclude the impact from sales of discontinued products on a prospective basis. The periods set forth in this presentation include he impact from sales of discontinued products in core growth. With  respect to the FCF Measure, Envista excludes payments for additions to property, plant and equipment (net of the proceeds from capital disposals) to demonstrate the amount of operating cash flow for the period that remains after accounting for its capital expenditure requirements.